AMERICAN FUNDS INSURANCE SERIES

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.           The parties to this Agreement, which is effective as of March 1, 2010, are American Funds Insurance Series, a Massachusetts business trust (hereinafter called “the Series”) and American Funds Service Company, a California corporation (hereinafter called “AFS”).  AFS is a wholly owned subsidiary of Capital Research and Management Company (hereinafter called “CRMC”). This Agreement will continue in effect until amended or terminated in accordance with its terms.

2.           The Series hereby employs AFS, and AFS hereby accepts such employment by the Series, as its transfer agent.  In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Series may from time to time require all of which services are sometimes referred to herein as “shareholder services.”  In addition, AFS assumes responsibility for the Series’ implementation and compliance with the procedures set forth in the Anti-Money Laundering (“AML”) Program of the Series and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Series upon request.

3.           AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser.  (For the purposes of this Agreement, such investment companies, including the Series, are called “participating investment companies.”)

4.           AFS has entered into an agreement with DST Systems, Inc. (hereinafter called “DST”), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5.           The Series, together with the other participating companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders.  Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, or with Washington Management Corporation or any of its affiliated companies, to serve on the Review and Advisory Committee.

6.           AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee per account (annual rate)	Rate
Full service account	$16.00

AFS will bill the Series monthly, on or shortly after the first of each calendar month, and the Series will pay AFS within five business days of such billing.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of trustees of the Series

7.           All Series-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, NSCC transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Series or other participating investment companies, as applicable.  AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services provided such payments do not exceed the anticipated savings to the Series, either in fees payable to AFS hereunder or in other direct Series expenses, that AFS reasonably anticipates would be realized by the Series from using the services of such third party rather than maintaining the accounts directly on AFS’ books and/or processing non-automated transactions.

8.           It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus.  AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the boards of trustees of the Series and all participating investment companies.

9.           This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Series to be evidenced by affirmative vote of a majority of the members of the board of trustees of the Series.

10.           This Agreement may be terminated on 180 days’ written notice by either party.  In the event of a termination of this Agreement, AFS and the Series will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Series may select, it being understood that all records relating to the Series and its shareholders are property of the Series.

11.           In the event of a termination of this Agreement by the Series, the Series will pay to AFS as a termination fee the Series’ proportionate share of any costs of conversion of the Series’ shareholder service from AFS to a successor.  In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies.  To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee.  After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to CRMC upon liquidation of AFS.  Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus  to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.

12.           In the event of disagreement between the Series and AFS, or between the Series and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution.  If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties.  The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration.  The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13.           The obligations of the Series under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Series individually, but bind only the Series itself.  AFS agrees to look solely to the assets of the Series for the satisfaction of any liability of the Series in respect to this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

IN WITNESS WHEREOF, the Series has caused this Agreement to be executed by its officers thereunto duly authorized, as of March 1, 2010.

AMERICAN FUNDS SERVICE COMPANY	AMERICAN FUNDS INSURANCE SERIES

By	By
Kenneth R. Gorvetzian	Michael J. Downer
Chairman	Executive Vice President and

By	By
Angela M. Mitchell	Steven I. Koszalka
Secretary	Secretary